UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

Nova Measuring Instruments Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share
 (Title of Class of Securities)

M7516K103
(CUSIP Number)

December 31, 2023
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7516K103	13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSONS Menora Mivtachim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 2,083,389 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 2,083,389 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,389 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.20% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 28,935,647 Ordinary Shares outstanding as of December 31, 2023 (as reported on Bloomberg LP).

CUSIP No. M7516K103	13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSONS Menora Mivtachim Pensions and Gemel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,802,278 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,802,278 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,278 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.23% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 28,935,647 Ordinary Shares outstanding as of December 31, 2023 (as reported on Bloomberg LP).

Item 1.        (a)         Name of Issuer:

Nova Measuring Instruments Ltd.

(b)	Address of Issuer's Principal Executive Offices:

5 David Fikes street, Rehovot, P.O.B 266, ISRAEL

Item 2. (a)	Name of Person Filing:

Menora Mivtachim Holdings Ltd.

Menora Mivtachim Pensions and Gemel Ltd.

(b)	Address of Principal Business Office:

Menora Mivtachim Holdings Ltd. – Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel

Menora Mivtachim Pensions and Gemel Ltd. –7 Jabotinsky St., Ramat Gan 5252007, Israel

(c)	Citizenship or Place of Incorporation:

 Menora Mivtachim Holdings Ltd. – Israel

 Menora Mivtachim Pensions and Gemel Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, nominal value NIS 0.01 per share

(e)	CUSIP Number:

M7516K103

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

As of December 31, 2023, the securities reported herein were held as follows:

•	0 ordinary shares (representing 0% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Holdings Ltd.;
•	1,802,278 ordinary shares (representing 6.23% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;
•	260,905 ordinary shares (representing 0.90% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.;
•	15,296 ordinary shares (representing 0.05% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.; and
•	4,909 ordinary shares (representing 0.02% of the total ordinary shares outstanding) beneficially owned by Shomera Insurance Company Ltd.

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd.  The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be.  This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

The beneficial ownership of the securities reported herein is described in Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.                    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

Menora Mivtachim Holdings Ltd. /s/ Ran Kalmi /s/ Nir Moroz
By: Ran Kalmi By: Nir Moroz Title: CFO Title: CIO

Menora Mivtachim Pensions and Gemel Ltd.

/s/ Ran Kalmi /s/ Nir Moroz
By: Ran Kalmi By: Nir Moroz Title: Authorized signature Title: Authorized signature

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of February 14, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2019).